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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                  SCHEDULE TO
                                (RULE 14d-100)
      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                                   IBP, INC.
                           (Name of Subject Company)

                         LASSO ACQUISITION CORPORATION
                               TYSON FOODS, INC.
                       (Name of Filing Persons-Offeror)

                    COMMON STOCK, PAR VALUE $.05 PER SHARE
                        (Title of Class of Securities)

                               ----------------

                                   449223106
                     (Cusip Number of Class of Securities)

                                  LES BALEDGE
                               TYSON FOODS, INC.
                            2210 West Oakland Drive
                        Springdale, Arkansas 72762-6999
                           Telephone: (501) 290-4000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  Copies to:
                                Mel M. Immergut
                               Lawrence Lederman
                      Milbank, Tweed, Hadley & McCloy LLP
                           One Chase Manhattan Plaza
                           New York, New York 10005
                           Telephone: (212) 530-5000

                           CALCULATION OF FILING FEE

         Transaction valuation*                           Amount of filing fee
         ----------------------                           --------------------
             $1,360,751,011                                   $272,150.20

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 52,336,577 shares of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., at a price per Share of $26.00 in cash. Such number of Shares, together with the 574,200 Shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,610,334 Shares outstanding as of November 1, 2000 (as reported in IBP, inc's Form 10-Q for the 39 weeks ended September 23, 2000).

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                   Filing Party:


Form or Registration No.:                 Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Items 1 through 9, and Item 11.

   This Tender Offer Statement on Schedule TO is filed by Tyson Foods, Inc., a Delaware corporation ("Tyson"), and Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson. This Schedule TO relates to the offer by Tyson through Purchaser, to purchase a number of shares of common stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the 574,200 Shares owned by Tyson, represent 50.1% of the outstanding Shares, at $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10. Financial Statements.

   Not applicable.

Item 12. Exhibits.

 (a)(1) Offer to Purchase dated December 12, 2000.

 (a)(2) Letter of Transmittal (including Guidelines for Certification of
        Taxpayer Identification Number on Substitute Form W-9).

 (a)(3) Notice of Guaranteed Delivery.

 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.

 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.

 (a)(6) Form of summary advertisement dated December 12, 2000.

 (a)(7) Press Release issued by Tyson, dated December 11, 2000.

 (d)(1) Confidentiality Agreement between Parent and the Company dated December
        4, 2000.

 (d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TYSON FOODS, INC.

                                                      /s/ LES BALEDGE
                                          _____________________________________
                                                       (Signature)

                                               Les Baledge, Executive Vice
                                              President and General Counsel
                                          _____________________________________
                                                    (Name and Title)

                                                    December 12, 2000
                                          _____________________________________
                                                         (Date)

                                          LASSO ACQUISITION CORPORATION

                                                     /s/ LES BALEDGE
                                          _____________________________________
                                                       (Signature)

                                               Les Baledge, Executive Vice
                                                        President
                                          _____________________________________
                                                    (Name and Title)

                                                    December 12, 2000
                                          _____________________________________
                                                         (Date)

                                       3
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                                 EXHIBIT INDEX

 Exhibit No.
 -----------
   (a)(1)    Offer to Purchase dated December 12, 2000.

   (a)(2)    Letter of Transmittal (including Guidelines for Certification of
             Taxpayer Identification Number on Substitute Form W-9).

   (a)(3)    Notice of Guaranteed Delivery.

   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees.

   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

   (a)(6)    Form of summary advertisement dated December 12, 2000.

   (a)(7)    Press Release issued by Tyson, dated December 11, 2000.

   (d)(1)    Confidentiality Agreement between Parent and the Company dated
             December 4, 2000.

   (d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.

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